SEC FILE NUMBER: 333-213314
CUSIP NUMBER: G4643S106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HUAHUI EDUCATION GROUP LIMITED

Full Name of Registrant

N/A

Former Name if Applicable

Room 901, 9th Floor, Investment Bank Building,

115 Fuhua 1st Road, Futian District

Address of Principal Executive Office (Street and Number)

Shenzhen, Guangdong Province, China 518000

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has encountered certain logistical delays in finalizing the financial information for the year ended December 31, 2023. Accordingly, the timely filing of the Form 20-F has become impracticable without undue hardship and expense to the Registrant. The Company undertakes the responsibility to file such report no later than 15 calendar days after its original prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Shufang Zeng	0086	18126438481
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report revenues of approximately $1.46 million for the fiscal year ended December 31, 2023 as compared to revenues of $1.1 million for the fiscal year ended December 31, 2022. The Registrant expects that it will report a net income of approximately $0.06 million for the fiscal year ended December 31, 2023, as compared to a net loss of $0.28 million for the fiscal year ended December 31, 2022. However, these results of operations are still under review and subject to change.

Disclosure Regarding Forward-Looking Statements

Certain statements contained in this Form 12b-25 may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21 of the U.S. Exchange Act of 1934, as amended. Forward-looking statements may generally be identified by the use of words such as “will”, “anticipate”, “expect”, “preliminary”, or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to the Company’s expectations regarding its financial information for the year ended December 31, 2023 and the Company’s expectations as to the timing of the filing of the 2023 Form 20-F, which reflect the Company’s expectations based upon currently available information and data. These statements are based on various assumptions, whether or not identified in this Form 12b-25, made by the Company’s management, including but not limited to the completion of the Company’s final closing procedures and audit of the Company’s financial statements for the year ended December 31, 2023. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results may differ materially from expectations expressed in or implied by the forward-looking statements.

HUAHUI EDUCATION GROUP LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2024	By	/s/ Shufang Zeng
Name: Shufang Zeng
Title: Chief Executive Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).